Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the registration statement (No. 333-171568) on Form S-8 and registration statement (No. 333-171866) on Form F-3 of Baytex Energy Corp. of our reports dated March 5, 2018, with respect to:

•
the consolidated financial statements which comprise the consolidated statement of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information; and

•	the effectiveness of internal control over financial reporting as of December 31, 2017, appearing in the Current Report on Form 6-K of Baytex Energy Corp. dated March 6, 2018.
(signed) "KPMG LLP"
Chartered Professional Accountants
March 6, 2018
Calgary, Canada